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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires March 31, 2016
Estimated average burden
Hours per response 12.00

SEC FILE NUMBER
8-53280

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

DME SECURITIES, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

C/O Buttonwood Business Solutions, LLC 30 Broad St. – 14th FL

NEW YORK,	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Elias **(TEL) 516-967-0205**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
REGISTRATIONS BRANCH
03

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DAVID ELIAS, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of DME SECURITIES, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

PRESIDENT
____
Title

X ______________________
Notary Public

SHANNA L. FELDMAN MY COMMISSION EXPIRES February 25, 2018 #FF 092447 NOTARY PUBLIC STATE OF FLORIDA

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DME SECURITIES, LLC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
DME Securities, LLC
c/o Buttonwood Business Solutions, LLC
New York, NY 10004

We have audited the accompanying statement of financial condition of DME Securities, LLC, (the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DME Securities, LLC, as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 4, 2015

DME Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Current Assets		
Cash	$	87,747
Commissions receivable		32,548
Other assets		7,716
Total Assets	$	128,011
Liabilities and Member's Equity		
Current Liabilities		
Accounts payable and accrued expenses	$	123,289
Total Liabilities		123,289
Member's Equity		4,722
Total Liabilities and Member's Equity	$	128,011

See accompanying notes to the financial statements.

DME Securities, LLC
Notes to the Financial Statements

ORGANIZATION AND NATURE OF BUSINESS

DME Securities, LLC (the Company) is a limited liability company organized in the state of New York to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing brokerage firm and does not handle any customer funds or securities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Securities Transactions, Commissions and Revenue Recognition

Securities transactions are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit-- risk consist primarily of cash and cash equivalents and trade accounts receivables. The Company maintains cash balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

The company had 5 customers that made up approximately 58% of commission revenues for the year ended December 31, 2014. Accounts receivables from these customers were approximately $26,245 as of December 31, 2014.

Income Taxes

The Company is limited liability company; therefore, all profits and losses are reflected in the sole member's tax return. The Company is subject to New York City unincorporated business taxes.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2014, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Subsequent events

Management has evaluated subsequent events through February 4, 2015, the date the financial statements were available to be issued.

COMMISSIONS RECEIVABLE

The Company has outstanding receivables consisting of commissions earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established. However, any receivables over thirty days old are considered non-allowable assets for the Company's net capital computation purposes. As of December 31, 2014, $11,135 of total accounts receivables were considered non-allowable.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital deficiency of ($14,129), which was ($22,348) less than its minimum requirement of $8,219. All required notifications regarding the Company's net capital deficiency were filed timely with the SEC and FINRA. A capital infusion of $35,000 was made on February 6, 2015.

GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations of $105,700 and a net capital deficit of $22,348, both of which raises substantial doubt about the Company's ability to continue as a going concern. To date in 2015 the member has contributed $58,000 of additional capital to cure such deficit. It is the intention of the member to continue to contribute any needed funds to enable the company to continue as a going concern, including the maintenance of its net capital requirements through December 31, 2015. The accompanying statements do not include any adjustments that might result from the outcome of this uncertainty.

COMMITMENTS AND CONTINGENCIES

The Company had no significant contingent liabilities requiring disclosure in the financial statements.

DME SECURITIES, LLC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires March 31, 2016
Estimated average burden
Hours per response 12.00

SEC FILE NUMBER
8-53280

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 AND ENDING DECEMBER 31, 2014

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

DME SECURITIES, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

C/O Buttonwood Business Solutions, LLC 30 Broad St. – 14th FL

NEW YORK,	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Elias (TEL) 516-967-0205

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DAVID ELIAS, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of DME SECURITIES, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X (signature)

Signature

PRESIDENT

Title

SHANNA L. FELDMAN
MY COMMISSION EXPIRES February 25, 2018
FF 092447
NOTARY PUBLIC STATE OF FLORIDA

X (signature)

Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

L&S

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
DME Securities, LLC
c/o Buttonwood Business Solutions, LLC
New York, NY 10004

We have audited the accompanying statement of financial condition of DME Securities, LLC, (the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DME Securities, LLC, as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 4, 2015

DME Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Current Assets	
Cash	$ 87,747
Commissions receivable	32,548
Other assets	7,716
Total Assets	$ 128,011
Liabilities and Member's Equity	
Current Liabilities	
Accounts payable and accrued expenses	$ 123,289
Total Liabilities	123,289
Member's Equity	4,722
Total Liabilities and Member's Equity	$ 128,011

See accompanying notes to the financial statements.

DME Securities, LLC
Notes to the Financial Statements

ORGANIZATION AND NATURE OF BUSINESS

DME Securities, LLC (the Company) is a limited liability company organized in the state of New York to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing brokerage firm and does not handle any customer funds or securities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Securities Transactions, Commissions and Revenue Recognition

Securities transactions are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit-- risk consist primarily of cash and cash equivalents and trade accounts receivables. The Company maintains cash balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

The company had 5 customers that made up approximately 58% of commission revenues for the year ended December 31, 2014. Accounts receivables from these customers were approximately $26,245 as of December 31, 2014.

Income Taxes

The Company is limited liability company; therefore, all profits and losses are reflected in the sole member's tax return. The Company is subject to New York City unincorporated business taxes.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2014, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Subsequent events

Management has evaluated subsequent events through February 4, 2015, the date the financial statements were available to be issued.

COMMISSIONS RECEIVABLE

The Company has outstanding receivables consisting of commissions earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established. However, any receivables over thirty days old are considered non-allowable assets for the Company's net capital computation purposes. As of December 31, 2014, $11,135 of total accounts receivables were considered non-allowable.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital deficiency of ($14,129), which was ($22,348) less than its minimum requirement of $8,219. All required notifications regarding the Company's net capital deficiency were filed timely with the SEC and FINRA. A capital infusion of $35,000 was made on February 6, 2015.

GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations of $105,700 and a net capital deficit of $22,348, both of which raises substantial doubt about the Company's ability to continue as a going concern. To date in 2015 the member has contributed $58,000 of additional capital to cure such deficit. It is the intention of the member to continue to contribute any needed funds to enable the company to continue as a going concern, including the maintenance of its net capital requirements through December 31, 2015. The accompanying statements do not include any adjustments that might result from the outcome of this uncertainty.

COMMITMENTS AND CONTINGENCIES

The Company had no significant contingent liabilities requiring disclosure in the financial statements.